UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F        ☒                                   Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

IGT Completes Sale of Double Down Interactive LLC to DoubleU Games; Amended Articles

On June 1, 2017, International Game Technology PLC (the “Company”) announced the completion of the sale of its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd. (“DoubleU Games”), a global casino operator headquartered in Seoul, South Korea, for a cash purchase price of approximately $825 million (the “Sale”).  The Sale was previously reported on April 17, 2017, when the agreement for the Sale was entered into.

As previously reported on May 23, 2017, the Company’s shareholders approved a resolution permitting general meetings to be held electronically.  In order to effect this change, the Company’s articles of association required amendment.  The revised articles of association are attached as an exhibit hereto.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Press Release “IGT Completes Sale of Double Down Interactive LLC to DoubleU Games,” dated June 1, 2017

99.2	Articles of Association of International Game Technology PLC, adopted April 7, 2017 and amended on May 22, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “IGT Completes Sale of Double Down Interactive LLC to DoubleU Games,” dated June 1, 2017

99.2	Articles of Association of International Game Technology PLC, adopted April 7, 2017 and amended on May 22, 2017